Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Vernal Capital Acquisition Corp. on the Amendment No. 1 to Form S-1 of our report dated August 21, 2025, except for Notes 1, 3, 4, 7 and 9 which are dated December 2, 2025, with respect to our audit of the financial statements of Vernal Capital Acquisition Corp. as of July 31, 2025 and for the period from July 28, 2025 (inception) through July 31, 2025 appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

Guangzhou, China

December 2, 2025